UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012
Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

BONTAN AND IPC PARTIES AGREE TO EXTEND TERMINATION DATE

Toronto, Ontario, April 27, 2012 – Bontan Corporation Inc. (OTCBB: BNTNF) announces that, the IPC Parties (IPC Cayman, International Three Crown Petroleum LLC and  JKP Petroleum Company LLC) failed to deposit US$9,625,000 on April 25, 2012 as per the terms of the Settlement Agreement dated December 15, 2011, as last extended on March 14, 2012.

However, Bontan has agreed to forbear from exercising its termination right and the Parties have agreed that the right of Bontan to terminate the Settlement Agreement for failure to make such payment shall be May 14, 2012 instead of April 25, 2012. In exchange for such forbearance, Bontan is to be paid US$ 100,000.

In all other respects, the Settlement Agreement remains in full force and effect. The Parties are continuing discussions.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Prior to consummation of the settlement agreement described above, Bontan’s beneficial share, through its ownership of 76.79% equity of IPC Cayman, in the allotted Shaldieli shares is approximately 111.2 million shares of Shaldieli. or approximately 69% of Shaldieli share capital ( subject to further dilution). Shaldieli now holds 50% of the equity in IPC Israel which, in turn, holds a 13.6090% working interest in the two licences – Sarah and Myra – under the offshore Israeli Project.

Bontan is also entitled to 0.25% ORI on proceeds of production, if any on the above two licenses, granted to it under the said Settlement Agreement

For further information, contact Kam Shah, Chief Executive Officer of Bontan, at (416) 929-1806.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, include, but are not limited to:  the effect of economic and political developments in Israel and in the Mideast; the reliance on the working interest owners, as well as third-party consultants and contractors, to develop the Offshore Israel Project; the ability of IPC Cayman to raise sufficient capital to demonstrate to the Israeli Ministry of Natural Infrastructures adequate financial capability and to satisfy its obligations for the costs of drilling and development; the risk that the final interpretation of the seismic and other data may show or suggest, or that drilling may ultimately demonstrate, that either or both of the Licenses contain no, or noncommercial amounts of, hydrocarbons; the volatility in commodity prices for crude oil and natural gas; the presence or recoverability of estimated reserves; the potential unreliability or other effects of geological and geophysical analysis and interpretation; exploration and development, drilling and operating risks; competition for development of the Offshore Israel Project; environmental risks; government regulation or other action, including the potential change in tax and royalty provisions under active consideration by the Israeli government; potential disruption from terrorist activities or warfare in the region or at the Offshore Israel Project site; general economic conditions; limited market available in Israel for oil and gas that may be found in commercial quantities; other risks generally associated with the exploration and development of international offshore drilling projects in several thousand feet of water; and other risks identified by the press releases and securities filings of the other working interest owners in Israel and other jurisdictions in which such releases and filings are made. Bontan’s recent settlement, if not closed as planned, will require it to renew engagement of additional law firms, and further court efforts, including in defense of counterclaims from IPC Cayman and ITC, will entail the expenditure of significant funds and may not successfully protect Bontan’s indirect share of the Working Interest in the Offshore Israel Project as Bontan’s management intends. Bontan cannot assure that its claim to undo the Shaldieli transaction due to the fact that it was made in contravention of ITC's agreements with Bontan will succeed, or the extent of compensation which will be awarded to Bontan in lieu of such rescission, if such compensation is awarded. Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 27, 2012

BONTAN CORPORATION INC.

By: /s/ Kam Shah
Kam Shah
Chief Executive Officer